

April 6, 2011

Ms. Adelene Q. Perkins
President and Chief Executive Officer
Infinity Pharmaceuticals, Inc.
780 Memorial Drive,
Cambridge, Massachusetts 02139

      Re: Infinity Pharmaceuticals, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2009
             File No. 000-31141

Dear Ms. Perkins:

      We have completed our review of your filing and do not have any further comments at this time.

                      Sincerely,

                      Gus Rodriguez
                      Accounting Branch Chief